

August 18, 2011

<u>Via E-mail</u>
Gabriel Tirador
President and Chief Executive Officer
Mercury General Corporation
4484 Wilshire Boulevard
Los Angeles, CA 90010

      Re: Mercury General Corporation
            Form 10-K for Fiscal Year Ended December 31, 2010
            Filed February 14, 2011
            File No. 001-12257

Dear Mr. Tirador:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Item 8. Financial Statements and Supplementary Data</u>
<u>Notes to Consolidated Financial Statements</u>
<u>17. Commitments and Contingencies, page 95</u>

1. You state that an unfavorable ruling in the actions currently pending "may have a material impact on the Company's results of operations in the period of such ruling". Please provide proposed revisions to your disclosures to be included in your next Form 10-Q to comply with paragraphs 3-5 of ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3854.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Accounting Branch Chief